Via Facsimile and U.S. Mail
Mail Stop 6010

November 28, 2006

Mr. Michel de Rosen
President, Chief Executive Officer
VeroPharma, Incorporated
397 Engleview Boulevard
Exton, Pennsylvania, 19341

Re: VeroPharma, Incorporated
**   Form 10-K for Fiscal Year Ended December 31, 2005**
**   Form 10-Q for the Three Months Ended March 31, 2006**
**   Filed March 2, 2006**
**   File No. 000-21699**

Dear Mr. de Rosen:

       We have completed our review of your Forms 10-K and 10-   Q and have no
further comments at this time.

                              Sincerely,

                              Jim Atkinson
                              Accounting Branch Chief